ferrovial For a world on the move Ferrovial SE & Subsidiaries Unaudited Financial Results Report January-March 2024

DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex- Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov.

Ferrovial Results January - March 2024

Q1 2024 HIGHLIGHTS

- **407 ETR's revenue** reached CAD 330 million up by **+11.8% vs. Q1 2023**. This growth includes a +16.7% increase in toll revenue attributed to both the implementation of new toll rates starting from February 1, 2024, and the positive trend in traffic volumes (+7.1%), due to an overall increase in mobility combined with better weather conditions.
- **All Managed Lanes posted an outstanding revenue per transaction growth vs. Q1 2023** with Texan MLs exceeding 2024 Soft Cap update (+3.4%): NTE 35W +19.6%, LBJ +8.4% and NTE +5.9%. This same KPI grew by +14.8% at I-77 and +55.0% at I-66, where no price cap is in place.The latter with both traffic and revenue ramping up.
- **Airports**: traffic improved in all assets vs. Q1 2023, with Heathrow reaching its busiest first quarter ever recorded with 19 million passengers (+9.5%). AGS traffic evolution performed well vs. Q1 2023 (+8.4%), Dalaman performed in line with Q1 2023. In March, AGS reached an agreement with lenders to refinance its existing debt (GBP 757mn).
- **Construction Adjusted EBIT reached EUR 32 million in Q1 2024, showing a profitability improvement across the division with an Adj. EBIT margin of 2.1% vs. 1.0% in Q1 2023.** The order book at peak levels, with a much lower weight of large design and build projects, reached EUR 15,390 million (+0.3% LfL growth), not including pre-awarded contracts of c.EUR 2,450 million.
- **Solid financial position** with high ex-infrastructure project companies liquidity levels reaching EUR 4,908 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -667 million. Cash outflows were mainly driven by shareholder remuneration (EUR -254 million) and investments (EUR -143 million) including equity injection in NTO (EUR -74 million) and AGS following its debt facility refinancing (EUR -47 million).

CORPORATE EVENTS

- On March 18, **Ferrovial agreed to acquire a 24% stake in IRB Infrastructure Trust** for a total investment of EUR 740 million. This acquisition is not yet reflected in the accounts.
- On April 4, **Ferrovial was awarded Lima's Peripheral Ring Road (Perú)**, with an approx. USD140-210mn equity commitment for Ferrovial.
- In April 2024, **Ferrovial has received EUR 176 million related to Amey's vendor loan** following its divestment closed in 2022.
- On May 3, **Ferrovial completed the regulatory review process for Nasdaq Listing**. On May 9, Ferrovial started trading on Nasdaq.
- On May 7, **Ferrovial submitted its offer to SR-400 project (Atlanta, Georgia).**

SUSTAINABILITY HIGHLIGHTS

- Ferrovial is **one of the first companies to join the recommendations of the Taskforce on Nature-related Financial Disclosures** (TNFD) in its commitment to the conservation of nature and ecosystems "Earlier Adopters".
- Ferrovial submitted the **Climate Strategy** for the advisory vote of the 2024 Annual General Shareholders' Meeting and received approval from over 93.2% of shareholders.
- Ferrovial recognized as **one of the world's leading environmental companies by CDP** (Carbon Disclosure Project). Included in the 'A List' for Climate Change and "A List" for water.

REPORTED P&L

(EUR million)	MAR-24	MAR-23
Revenue	**1,879**	**1,805**
Adjusted EBITDA*	**254**	**189**
Fixed asset depreciation	-102	-95
Adjusted EBIT*	**152**	**94**
Disposals & impairments	0	0
Operating profit/(loss)	**152**	**94**

REVENUE

(EUR million)	MAR-24	MAR-23	VAR.	LfL growth*
Toll Roads	277	223	24.2%	30.1%
Airports	5	4	2.3%	2.7%
Construction	1,476	1,445	2.2%	0.4%
Energy	53	49	6.3%	6.6%
Others	70	84	-17.2%	-10.9%
Revenue	**1,879**	**1,805**	**4.1%**	**3.5%**

ADJUSTED EBITDA*

(EUR million)	MAR-24	MAR-23	VAR.	LfL growth*
Toll Roads	203	158	28.7%	36.2%
Airports	-9	-10	7.0%	7.0%
Construction	68	42	60.4%	44.8%
Energy	-5	-2	-162.4%	-152.0%
Others	-4	1	n.s.	n.s.
Adjusted EBITDA*	**254**	**189**	**34.1%**	**37.6%**

ADJUSTED EBIT*

(EUR million)	MAR-24	MAR-23	VAR.	LfL growth*
Toll Roads	147	100	46.6%	53.7%
Airports	-10	-11	2.8%	2.7%
Construction	32	14	129.5%	77.1%
Energy	-7	-4	-80.4%	-78.9%
Others	-10	-6	-67.6%	-57.5%
Adjusted EBIT*	**152**	**94**	**61.6%**	**63.2%**

CONSOLIDATED NET DEBT*

(EUR million)	MAR-24	DEC-23
Consolidated Net Debt of ex-infrastructure project companies*	**-667**	**-1,121**
Consolidated Net Debt of infrastructure project companies*	**7,201**	**7,100**
Toll roads	6,751	6,688
Others	451	411
Consolidated Net Debt*	**6,535**	**5,979**

TRAFFIC PERFORMANCE

	MAR-24	MAR-23	VAR.
407 ETR**	514	480	7.1 %
NTE ***	9	9	2.2 %
LBJ ***	11	10	7.4 %
NTE 35W***	12	8	44.7 %
I-77***	10	9	9.0 %
I-66***	7	6	17.8 %
Heathrow****	19	17	9.5 %
AGS****	2	2	8.4 %
Dalaman****	0	0	0.0 %

**VKT (Vehicle kilometers travelled) ***Transactions ****Passengers

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

1

Toll Roads EUR 277 million EUR 203 million REVENUES ADJ. EBITDA +30.1% LfL growth* +36.2% LfL growth* 87% 11%1%1% USA SPAIN PORTUGAL HEADQUARTERS REVENUES 407 ETR (43.23%, equity-accounted) The financial information presented herein for the first quarter of 2024 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for the first quarter of 2024, published on April 25th, 2024. TRAFFIC MAR-24 MAR-23 VAR. Avg trip length (km) 21.62 21.31 1.4 % Traffic/trips (million) 23.78 22.53 5.8 % VKTs (million) 514 480 7.1 % Avg Revenue per trip (CAD) 13.72 12.73 7.8 % VKT (Vehicle kilometers travelled) In Q1 2024, VKTs increased by +7.1% vs. Q1 2023, due to an increase in mobility, rush-hour traffic is growing in line with the rest of traffic, combined with better weather conditions resulting in fewer winter events. Almost neutral calendar effects (62 workdays in Q1 2024 vs 63 workdays in Q1 2023), positive impact in February (leap year) was mostly offset by the negative impact in March (Easter in March in 2024 vs. April in 2023). Monthly and quarterly VKT traffic performance vs. Q1 2023: JANUARY FEBRUARY MARCH Q1 Q1 PERFORMANCE 6.9% 12.8% 2.6% 7.1% CALENDAR EFFECT 2.8% 4.7% -5.5% -0.5% 407 ETR TRAFFIC PERFORMANCE WITHOUT CALENDAR EFFECT: 4.1% 8.1% 8.1% 7.6% January February March Q1 P&L (CAD million) MAR-24 MAR-23 VAR. Revenue 330 295 11.8 % EBITDA 279 242 15.2 % EBITDA margin 84.7% 82.2 % EBIT 252 218 15.6 % EBIT margin 76.4% 73.8 % Revenue was up by +11.8% in Q1 2024, reaching CAD 330 million. • Toll revenue (93.6% of total): +16.7% to CAD309 million, due to higher traffic volumes and higher toll rates effective Feb. 1, 2024. • Fee revenue (6.4% of total): -18.8% to CAD 21 million, as a result of lower net interest and lower enforcement fees, due to a new CRM system implementation that implies a temporary pause in the accrual of the aforementioned fees that are expected to be reinstated by the end of 2024 / early 2025. • Contract revenue earned in 2023 was related to the reconfiguration of the road-side tolling technology in connection with the removal of tolls for Highways 412 and 418. The contract was completed on June 1, 2023. (CAD million) MAR-24 MAR-23 VAR. Toll Revenue 309 264 16.7 % Fee Revenue 21 26 -18.8 % Contract Revenue 0 4 -100.0 % Total Revenue 330 295 11.8 % OPEX -3.8%, compared to Q1 2023 due to contract expenses in 2023 related to the reconfiguration of the road-side tolling technology in connection with the removal of tolls for Highways 412 and 418. In addition to lower system operations expenses due to lower consulting costs related to the Company’s enterprise resource planning and customer relationship management project that went live during Q1 2024. Offset by higher customer operations costs on the back of a higher provision for lifetime expected credit loss due to higher revenue. EBITDA +15.2%, as a result of higher traffic volumes and revenue. Dividends: No dividends were paid to shareholders in Q1 2024 or Q1 2023. At the April Board meeting, a CAD175mn dividend was approved for Q2 2024 (+16.7% higher than Q2 2023). Net debt at the end of March: CAD 9,358 million (average cost of 4.20%). 53% of debt matures beyond 2038. Upcoming bond maturity dates are CAD 273 million in 2024, CAD 374 million in 2025 and CAD 380 million in 2026. 407 ETR bond maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds 20 24 20 26 20 28 20 30 20 32 20 34 20 36 20 38 20 40 20 42 20 44 20 46 20 48 20 50 20 52 0 150 300 450 600 750 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31st, 2023. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) and "BBB" (Subordinated Debt), with stable outlook, reaffirmed on June 28th, 2023. 407 ETR Toll Rates 407 ETR implemented a new toll rate schedule on February 1st, 2024, following a four-year rate freeze since February 2020. For more information on the new toll rates, please visit the 407 ETR website at 407etr.com. Schedule 22 The COVID-19 pandemic is considered a Force Majeure event under the provisions of the Concession and Ground Lease Agreement (CGLA), and therefore the 407 ETR is not subject to Schedule 22 payments until the end of the Force Majeure event. The toll rate increase by 407 ETR effective February 1, 2024, terminates the Force Majeure event, such that any Schedule 22 Payment applies for the year 2025, and would be payable to the Province in 2026. No Schedule 22 Payment applies for the year 2024. *Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures. 2

TEXAS MANAGED LANES (USA)

NTE 1-2 (63.0%, globally consolidated)

In Q1 2024, traffic increased by +2.2% vs. Q1 2023. Traffic has slightly improved during the first quarter of the year due to better weather conditions, despite the beginning of the Capacity Improvements construction works impacting negatively mainly in March.

(USD million)	MAR-24	MAR-23	VAR.
Transactions (million)	9	9	2.2%
Avg. revenue per transaction (USD)	7.5	7.0	5.9%
Revenue	68	63	8.2%
Adjusted EBITDA*	60	56	7.6%
Adjusted EBITDA margin*	88.3%	88.7%	
Adjusted EBIT*	53	49	9.0%
Adjusted EBIT margin*	77.4%	76.9%	

The **average revenue per transaction** reached USD 7.5 in Q1 2024 vs. USD 7.0 in Q1 2023 (+5.9%) positively impacted by higher toll rates.

NTE ADJUSTED EBITDA EVOLUTION (USD million)



31
30
45
56
60
85.8%
86.0%
87.2%
88.7%
88.3%
Q1 2020
Q1 2021
Q1 2022
Q1 2023
Q1 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

NTE net debt reached USD 1,238 million in March 2024 (USD 1,263 million in December 2023) with an average cost of 4.46% (including NTE Capacity Improvements financing).

NTE Capacity Improvements: as a result of the success of the project, these capacity improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project commenced at the end of 2023, with construction starting in 2024. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber will serve as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB	BBB

LBJ (54.6%, globally consolidated)

In Q1 2024, traffic increased by +7.4% vs. Q1 2023. Traffic has been improving as a result of higher mobility due to better weather conditions. However, the ongoing works in the area (I-635 East) are still impacting traffic.

(USD million)	MAR-24	MAR-23	VAR.
Transactions (million)	11	10	7.4%
Avg. revenue per transaction (USD)	4.7	4.3	8.4%
Revenue	50	43	16.3%
Adjusted EBITDA*	41	35	17.4%
Adjusted EBITDA margin*	82.6%	81.8%	
Adjusted EBIT*	33	28	16.8%
Adjusted EBIT margin*	66.3%	66.0%	

The average **revenue per transaction** reached USD 4.7 in Q1 2024 vs. USD 4.3 in Q1 2023 (+8.4%) positively impacted by higher toll rates.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)



28
21
28
35
41
81.9%
80.1%
80.6%
81.8%
82.6%
Q1 2020
Q1 2021
Q1 2022
Q1 2023
Q1 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

LBJ net debt was USD 2,001 million in March 2024 (USD 2,018 million in December 2023) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa2	Baa2	Baa2
FITCH	BBB	BBB	BBB

NTE 35W (53.7%, globally consolidated)

In Q1 2024, NTE 35W traffic increased by +44.7% vs. Q1 2023, this performance acceleration is attributed to the opening to traffic of NTE 3C in June 2023, and better weather conditions. The traffic at NTE 35W excluding Segment 3C increased by +17.6% vs. Q1 2023.

(USD million)	MAR-24	MAR-23	VAR.
Transactions (million)	12	8	44.7%
Avg. revenue per transaction (USD)	6.1	5.1	19.6%
Revenue	72	41	72.8%
Adjusted EBITDA*	63	34	86.9%
Adjusted EBITDA margin*	87.8%	81.2%	
Adjusted EBIT*	53	28	91.3%
Adjusted EBIT margin*	73.9%	66.7%	

Average revenue per transaction stood at USD 6.1 in Q1 2024, vs. USD 5.1 in Q1 2023 (+19.6%), positively impacted by higher toll rates and a higher proportion of heavy vehicles.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)



22
32
34
63
83.2%
85.8%
81.2%
87.8%
Q1 2021
Q1 2022
Q1 2023
Q1 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

NTE 35W net debt reached USD 1,613 million in March 2024 (USD 1,624 million in December 2023) with an average cost of 4.67%, including NTE 3C.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

3

I-77 (72.2%, globally consolidated)

In Q1 2024, traffic increased by +9.0% vs. Q1 2023, showing a strong performance due to better weather conditions. On March 28th 2024, I-77 recorded the highest daily traffic since its opening.

(USD million)	MAR-24	MAR-23	VAR.
Transactions (million)	10	9	9.0%
Avg. revenue per transaction (USD)	2.3	2.0	14.8%
Revenue	23	18	24.9%
Adjusted EBITDA*	16	13	23.9%
Adjusted EBITDA margin*	68.7%	69.3%	
Adjusted EBIT*	13	10	19.6%
Adjusted EBIT margin*	55.0%	57.5%	

The **average revenue per transaction** was USD 2.3 in Q1 2024 vs. USD 2.0 in Q1 2023 (+14.8%), impacted by higher toll rates.

I-77 net debt was USD 188 million in March 2024 (USD 202 million in December 2023) with an average cost of 3.65%.

On April 25, I-77 completed the issuance of USD 371 million of senior secured notes, which proceeds will be used mainly to refinance TIFIA increasing the average life of the outstanding debt. The cost of the new debt is 6.57% yield to maturity.

Credit rating

	PAB	TIFIA
FITCH	BBB	BBB
DBRS	BBB	BBB

I-66 (55.7%, globally consolidated)

In Q1 2024, traffic increased by +17.8% vs. Q1 2023, with a steady traffic ramp up.

(USD million)	MAR-24	MAR-23	VAR.
Transactions (million)	7	6	17.8%
Avg. revenue per transaction (USD)	6.6	4.2	55.0%
Revenue (USD million)	48	26	82.2%
Adjusted EBITDA* (USD million)	37	18	105.7%
Adjusted EBITDA margin*	77.2%	68.4%	
Adjusted EBIT*	21	-4	n.s.
Adjusted EBIT margin*	43.1%	-14.6%	

The **average revenue per transaction** was USD 6.6 in Q1 2024 vs. USD 4.2 in Q1 2023 (+55.0%) impacted by higher toll rates and also helped by more heavy traffic weight.

I-66 net debt reached USD 1,605 million in March 2024 (USD 1,622 million in December 2023) with an average cost of 3.57%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB (24.86%, equity-accounted)

Ferrovial's Q1 2024 and Q1 2023 results do not include IRB's contribution for that period , based on IRB's financial calendar.

In March 2024, Ferrovial agreed to acquire a 24% stake in IRB Infrastructure Trust, an investment vehicle that holds a portfolio of 14 toll road concessions in India with a committed pipeline of 1 additional concession, for a total investment of EUR 740 million (considering an exchange rate of 89.0 EUR/INR). Ferrovial is acquiring this stake from affiliates of GIC, which currently own a 49% stake of IRB Infrastructure Trust. After the transaction is closed, GIC's affiliates will retain a 25% stake in IRB Infrastructure Trust and IRB Infrastructure Developers will maintain its current 51% stake. This acquisition is not yet reflected in the accounts.

OTHER TOLL ROADS

After the Reporting Period, on April 4, Anillo Vial Periférico consortium, comprising Ferrovial, Acciona and Sacyr, was selected to develop the Peripheral Ring Road in Lima (Peru) under a concession format with an investment of USD 3.4 billion. This amount includes contributions from public funds by the Administration. Ferrovial, through Cintra, owns 35% of the consortium, while Sacyr and Acciona own 32.5% each. This project comprises the design, financing, construction, management and maintenance of a 34.8-kilometer urban toll road. The equity expected to be injected by Ferrovial is approximately USD140-210 million.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated				
Financial Assets	**59**	**27**	**1,558**	
Ruta del Cacao	59	0	317	30.0%
Silvertown Tunnel	0	27	1,241	22.5%

- **Ruta del Cacao (Colombia):** 152 km, out of which 81 km are new toll road, including the construction of 16 bridges, 2 viaducts & 2 tunnels with a combined length of 6km. This is a 25-year concession. Design and construction works are 98.2% complete on an earned value basis as of March 31st, 2024.
- **Silvertown tunnel (London, UK)**: an availability payment project with a concession term of 25 years. A 1.4 km twin bore road tunnel which will be built under the River Thames. The works are expected to be completed in 2025. Design and construction works are 89.4% completed as of March 31st, 2024.

TENDERS PENDING

Ferrovial keeps focused on the USA as main market, and the Group continues to pay close attention to private initiatives:

- On May 7, Ferrovial submitted its offer to SR-400 Managed Lanes project in Atlanta (Georgia).
- Actively following several projects in other states (Virginia, Tennessee and North Carolina). These projects have different degrees of development and are expected to come to market in the coming months. Some of them include Managed Lanes schemes.

Apart from the USA, Cintra is active in other geographies where selective investments could be pursued.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

4

Airports

HEATHROW (25%, equity-accounted) – UK

The financial information presented herein for the first quarter of 2024 is based on, and is consistent with, the unaudited consolidated financial statements of Heathrow (SP) for the first quarter of 2024, published on April 24th, 2024.

TRAFFIC

Million passengers	MAR-24	MAR-23	VAR.
UK	1.1	1.0	10.0%
Rest of Europe	7.2	6.6	9.1%
Intercontinental	10.2	9.3	9.8%
Total	**18.5**	**16.9**	**9.5%**

Heathrow welcomed 18.5 million passengers in Q1 2024, more than ever before (+9.5% vs. Q1 2023). The strong performance during what is traditionally a quieter period of the year was in part driven by growth on key business routes like Delhi and Mumbai, strong North American traffic and surging East Asian demand growing 40% versus Q1 2023. The summer getaway is expected to be the busiest on record, and Heathrow has a robust operating plan in place to keep the airport running smoothly, even if unnecessary industrial action materializes. Reflecting the strong performance, Heathrow's 2024 passenger outlook has been bumped up to 82.4 million.

P&L HEATHROW SP


Revenues
GBP 808 million
-0.7%
Adjusted EBITDA
GBP 443 million
-8.8%

Revenue: -0.7% in Q1 2024 to GBP 808 million.

- **Aeronautical:** -5.5% vs. Q1 2023. The decrease is driven by lower H7 charges set by the CAA, partially offset by higher passenger numbers.
- **Retail:** +12.8% vs. Q1 2023, driven by higher departing passengers and overall stronger car parking performance.
- **Other revenue:** +4.2% vs. Q1 2023. Other revenue has increased due to higher Other regulated charges (ORCs) from higher passenger numbers offset by lower surface access revenue.

Contribution to revenue:


67%
18%
15%
Aeronautical
Retail
Other

Adjusted operating costs (ex-depreciation & amortization and exceptional items): +11.3% to GBP 365 million (Q1 2023: GBP 328 million). Employment costs (+22.6%), which includes overtime, recruitment and training costs, have increased due to additional colleagues being needed to accommodate the higher demand. The rise in operational and maintenance is mainly due to higher levels of Passengers Requiring Support (PRS) resourcing, cleaning and maintenance and service quality rebates paid. Finally, tight cost controls and stable energy prices have resulted in stable Utilities and Other costs.

Adjusted EBITDA decreased -8.8% to GBP443 million, vs. GBP486 million in Q1 2023 resulting in an adjusted EBITDA margin of 54.8% (Q1 2023: 59.7%).

HAH net debt: the average cost of Heathrow's external debt at FGP Topco, HAH's parent company, was 7.5% as of 31 March 2024 (31 December 2023: 8.7%).

(GBP million)	MAR-24	DEC-23	VAR.
Loan Facility (ADI Finance 2)	75	75	0.0%
Subordinated	2,143	2,028	5.7%
Securitized Group	15,974	16,517	-3.3%
Cash & adjustments	-2,422	-2,418	0.2%
Total	**15,770**	**16,203**	**-2.7%**

The table above relates to FGP Topco, HAH's parent company.

In Q1 2024, Heathrow successfully issued a GBP 350 million, 8-year, Class B **Sustainability-Linked Bond** (SLB). It was Heathrow's debut GBP SLB and the first SLB in the Sterling market to include all scopes of emissions. Heathrow also issued a GBP 400 million, 7-year Holdco bond at Heathrow Finance, the largest notional that Heathrow Finance has ever completed. Redemptions in Q1 2024, comprised the repayment of a Class B bond of GBP 600 million in February and a Heathrow Finance bond of GBP 300 million in March.

Regulatory Asset Base (RAB): on March 31, 2024, the RAB reached GBP 20,058 million (GBP 19,804 million in December 2023).

Outlook

The strong demand in Q1 and the continuing trend will likely see Heathrow outperforming the current passenger forecast. Heathrow, therefore, has revised its 2024 traffic outlook to 82.4 million passengers. Consequently, adjusted EBITDA for 2024 is expected to be GBP 1,938 million. Heathrow will provide revised forecast and associated financial forecast in the June investor report.

Key regulatory developments: on March 28th, 2024, Heathrow submitted its formal response to the CAA's consultation on 'Setting future price controls – review of approach'. It follows on from the DfT independent review of the CAA published in 2023, that recommended the regulator should review the process, governance and 'mechanics' for conducting economic regulation. Whilst the overall CAA review is considerably broad, Heathrow has outlined where improvements in approach, guidance and decision-making are needed. The CAA has committed to issue their response during Spring 2024. This should trigger further actions for H8, including more detailed timetable plans from the CAA's initial high-level indicative plan.

In addition, on March 20th, 2024, the CAA published a further consultation on 'H7 Final Issues'. The consultation deals with both the matters that were remitted to the CAA by the CMA through its October 2023 Final Determinations of the appeals of the H7 Final Decision on price control (FD), as well as the matters the CAA was not able to resolve prior to making the March 2023 FD. Amongst other issues, the consultation is proposing adjustments to a number of elements in the FD, including the approach to calculating the "AK" adjustment to revenue for 2020-2021 and the "index-linked premium" used to calculate the cost of debt for the H7 WACC, for instance. According to the CAA, taken together, proposed changes would result in a revenue reduction of c. GBP 184 million (2020 CPI) and lead to 6% lower nominal tariffs for 2025 and 2026.

The consultation process closed on May 1, 2024. If the responses to the consultation process indicate that the CAA needs to propose an approach that differs substantially from that set out in the consultation, the CAA will re-consult before rendering the decision.

Heathrow SP & HAH

	Revenue			Adjusted EBITDA			Adjusted EBITDA margin		
(GBP million)	MAR-24	MAR-23	VAR.	MAR-24	MAR-23	VAR.	MAR-24	MAR-23	VAR. (bps)
Heathrow SP	**808**	**814**	**-0.7%**	**443**	**486**	**-8.8%**	**54.8%**	**59.7%**	**-484**
Exceptionals & adjs	0	0	n.s.	2	0	n.s.	n.s.	n.s.	n.s.
Total HAH	**808**	**814**	**-0.7%**	**445**	**486**	**-8.4%**	**55.0%**	**59.7%**	**-462**

5

Sale of Ferrovial stake in Heathrow

On November 28th, 2023, Ferrovial announced that an agreement had been reached for the sale of its entire stake (c.25%) in FGP Topco, parent company of Heathrow Airport Holdings Ltd., for GBP2,368 million. The agreement has been reached with two different buyers, Ardian and The Public Investment Fund, who would acquire Ferrovial's shareholding in c.15% and c.10% stakes respectively, through separate vehicles.

On January 16th, 2024, Ferrovial announced that, pursuant to the FGP Topco Shareholders Agreement, certain other FGP Topco shareholders have exercised their tag-along rights which resulted in 60% of the total issued share capital of FGP Topco being available for sale. The parties are currently investigating options to satisfy the exercised rights. While Heathrow acknowledges the existence of a change of control clause in the bonds issued by Heathrow Finance plc. and the continuing nature of the negotiations, Heathrow is not at this time privy to any information that would lead them to believe that the change of control clause would be triggered.

AGS (50%, equity-accounted) – UK

Traffic: number of passengers reached 2.1 million in Q1 2024, +8.4% vs. Q1 2023 as traffic recovery continues throughout the three airports.

Million passengers	MAR-24	MAR-23	VAR.
Glasgow	1.5	1.3	11.0%
Aberdeen	0.5	0.5	0.2%
Southampton	0.2	0.2	11.6%
Total AGS	**2.1**	**2.0**	**8.4%**

Revenue increased by +14.4% driven by a combination of the increase in passenger numbers and higher yields.

Adjusted EBITDA performed strongly, +41.7%, reaching GBP 10 million in Q1 2024 (GBP 7 million in Q1 2023).

(GBP million)	MAR-24	MAR-23	VAR.
AGS Revenue	**42**	**37**	**14.4%**
Glasgow	26	22	17.9%
Aberdeen	13	12	7.7%
Southampton	4	3	14.5%
AGS Adjusted EBITDA*	**10**	**7**	**41.7%**
Glasgow	8	6	43.5%
Aberdeen	3	3	9.6%
Southampton	-1	-1	21.1%
AGS Adjusted EBITDA margin*	**23.8%**	**19.2%**	
Glasgow	31.2%	25.7%	
Aberdeen	23.8%	23.4%	
Southampton	-24.8%	-36.0%	

Cash amounted to GBP 17 million as of March 31, 2024 (GBP 65 million as of December 31, 2023).

AGS net debt stood at GBP 616 million as of March 31, 2023 (GBP 693 million as of December 31, 2023).

Refinancing of AGS' Debt Facility: On March 14, 2024, AGS reached an agreement with a pool of lenders to refinance its existing debt facility, which had a maturity of June 18, 2024 and principal outstanding amounting to GBP 757 million. The agreement closed on March 21.

The new facility comprises a GBP 646.4 million term loan, a GBP 50 million capital expenditure facility, and a GBP 15 million revolving credit facility. The facility has a 5-year tenor, with interest being calculated by reference to SONIA plus an additional margin.
The agreement contemplates the facility being subject to lock-up and default covenants, as well as cash sweeps which would apply, during the initial four years, to the extent that AGS does not achieve certain leverage ratios, as well as during the fifth year, irrespective of the leverage ratio in such year. The impact of SONIA's volatility in the interest rate of the facility has been covered through the interest rate swaps already contracted to fix the cost. Distributions to AGS' shareholders are permitted subject to compliance with certain leverage and lock-up ratios.

The former outstanding debt under the debt facility was repaid using a combination of the proceeds of the new term loan under the refinancing agreement, a GBP 80 million equity injection (GBP 40 million corresponding to Ferrovial's share already contributed), and AGS' cash. Ferrovial's contribution was funded by means of a shareholder loan.

Dalaman (60%, globally consolidated) – Turkey

Traffic: the airport recorded 0.3 million passengers in Q1 2024, in line with traffic passengers in Q1 2023, including few days from peak season that already started in mid-March. The first quarter is low season, which represents a very stable period, given that domestic and international tourism which is the main drivers of the airport, is minimal.

Revenue reached EUR 3 million. Adjusted EBITDA stood at EUR -2 million due to a linear opex along the year while revenue is concentrated in the peak season, with peak season starting in mid-March.

(EUR million)	MAR-24	MAR-23	VAR.
Revenue	3	2	12.4%
Adjusted EBITDA*	-2	-1	-12.7%
Adjusted EBITDA margin*	n.r.	n.r.	
Adjusted EBIT*	-3	-2	-24.7%
Adjusted EBIT margin*	n.r.	n.r.	

Cash amounted to EUR 12 million as of March 31, 2024 (EUR 18 million as of December 31, 2023).

Dalaman net debt stood at EUR 94 million as of March 31, 2024 (EUR 96 million as of December 31, 2023).

NTO at JFK (49%, equity-accounted) – USA

As of March 31, 2024, Ferrovial has contributed USD 374 million of equity to the NTO (New Terminal One). Ferrovial's total equity commitment for the project is USD 1,142 million.

The development of the project currently progresses within expectations. In Q1 2024, the roof and curtain wall started ahead of schedule. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

During Q1 2024, NTO signed new agreements with EVA Air and Air Serbia. Long-term agreements has been established with 7 airlines, which represent approximately 30% of 2027's estimated traffic. Additionally, advanced discussions are currently ongoing with a group of leading international carriers.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	347	712	1,841	49%

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

6

Construction

Revenue	EUR 1,476 million	+0.4%	LfL growth*
Adjusted EBIT*	EUR 32 million	2.1%	Adjusted EBIT* margin

Revenue increased by +0.4% LfL with North America revenue representing 33% and Poland 26%. For comparable purposes, Q1 2023 figures have been restated excluding the Energy Solutions activity as it has been integrated within the Energy division since January 2024 (Q1 2023: EUR 47 million of revenue and EUR -1 million of Adjusted EBIT).

Q1 2024 revenue (EUR 1,476 million) and change LfL vs. Q1 2023:

(EUR million)


LfL growth*
+4.6%
-15.2%
+14.1%
780
380
316
F. Construction
Budimex
Webber

In Q1 2024, Construction **adjusted EBIT** stood at EUR 32 million vs. EUR 14 million in Q1 2023, reaching 2.1% adjusted EBIT margin (1.0% in Q1 2023).

Q1 2024 adjusted EBIT & adjusted EBIT margin & LfL growth vs. Q1 2023:

MAR-24	Adjusted EBIT*	LfL growth*	Adjusted EBIT margin*
Budimex	27	18.3%	7.2%
Webber	8	40.7%	2.5%
F. Construction	-4	n.s.	-0.5%
Adjusted EBIT*	**32**	**77.1%**	**2.1%**

Details by subdivision:

- **Budimex:** Revenue decreased by -15.2% LfL mainly due the completion of some contracts from the Building activity as well as a different portfolio of Civil Works contracts in progress, not yet compensated with the execution of new contracts awarded at the end of last year and the beginning of the current year. Adjusted EBIT margin reached 7.2% in Q1 2024 improving vs. 5.1% in Q1 2023, favored by a profitable order book.
- **Webber**: Revenue increased by +14.1% LfL, mainly due to Civil Works activities on the back of numerous awards in 2023. Adjusted EBIT margin stood at 2.5% vs. 2.0% in Q1 2023 due to improvements in Civil Works and Infrastructure Maintenance activity.
- **Ferrovial Construction:** Revenue increased by +4.6% LfL due to higher execution in projects, still in their early stages, such as the Ontario Line Subway (Canada), Metro Paris (France) or Coffs Harbor Bypass (Australia) that offset the completion of large contracts in North America (I-66 in Virginia, I-285 in Georgia or NTE 3C in Dallas).

  Adjusted EBIT stood at EUR -4 million (EUR -13 million in Q1 2023) showing an improvement compared to previous quarters, mainly due to the absence of losses in the completion works in large projects in the US, although still at a loss due to high bidding costs and low profitability of new projects in their initial phases.

Q1 2024 Order book & LfL change vs December 2023:

(EUR million)


LfL growth*
-2.3%
+8.3%
-1.1%
7,491
3,618
4,282
F. Construction
Budimex
Webber

The **order book at peak levels**, with a much lower weight of large design and build projects, stood at EUR 15,390 million (+0.3% LfL compared to December 2023). The Civil Works segment remains the largest segment (70%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 7% in March 2024 (8% in December 2023).

The order book figure, at March 2024, does not include pre-awarded contracts or contracts pending commercial or financial agreement, which amount to c.EUR 2,450mn, mostly contracts from Budimex, Webber and Perú (Lima's Peripheral Ring Road in Perú).

P&L DETAILS (EUR million)

CONSTRUCTION	MAR-24	MAR-23	VAR.	LfL growth*
Revenue	1,476	1,445	2.2%	0.4%
Adjusted EBITDA*	68	42	60.4%	44.8%
Adjusted EBITDA margin*	4.6%	2.9%		
Adjusted EBIT*	32	14	129.5%	77.1%
Adjusted EBIT margin*	2.1%	1.0%		
Order book*/**	15,390	15,179	1.4%	0.3%
BUDIMEX	**MAR-24**	**MAR-23**	**VAR.**	**LfL growth***
Revenue	380	412	-7.9%	-15.2%
Adjusted EBITDA*	36	29	23.8%	12.9%
Adjusted EBITDA margin*	9.5 %	7.1 %		
Adjusted EBIT*	27	21	30.1%	18.3%
Adjusted EBIT margin*	7.2 %	5.1 %		
Order book*/**	3,618	3,301	9.6%	8.3%
WEBBER	**MAR-24**	**MAR-23**	**VAR.**	**LfL growth***
Revenue	316	280	12.8%	14.1%
Adjusted EBITDA*	19	15	25.1%	26.5%
Adjusted EBITDA margin*	6.1 %	5.5 %		
Adjusted EBIT*	8	6	39.1%	40.7%
Adjusted EBIT margin*	2.5 %	2.0 %		
Order book*/**	4,282	4,233	1.2%	-1.1%
F. CONSTRUCTION	**MAR-24**	**MAR-23**	**VAR.**	**LfL growth***
Revenue	780	752	3.7%	4.6%
Adjusted EBITDA*	13	-2	-749.8%	n.s.
Adjusted EBITDA margin*	1.7%	-0.3%		
Adjusted EBIT*	-4	-13	-72.6%	n.s.
Adjusted EBIT margin*	-0.5%	-1.7%		
Order book*/**	7,491	7,646	-2.0%	-2.3%

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

**Orderbook vs. December 2023. Order book vs. Dec. 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions orderbook is included in the Energy division orderbook from 2023 onwards.

7

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	MAR-24	DEC-23
Cash and cash equivalents from ex-infrastructure project companies	-4,105	-4,584
Short and long-term borrowings from ex-infrastructure project companies	3,438	3,449
Others from ex-infrastructure project companies**	0	15
Consolidated Net Debt of ex-infrastructure project companies*	**-667**	**-1,121**
Cash and cash equivalents from infrastructure project companies	-236	-204
Short and long-term borrowings from infrastructure project companies	8,163	7,915
Others from infrastructure project companies***	-726	-612
Consolidated Net Debt of infrastructure project companies*	**7,201**	**7,100**
Consolidated Net Debt*	**6,535**	**5,979**

CONSOLIDATED BORROWINGS

MAR-24 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	3,438	8,163	11,601
% fixed	92.5%	98.9%	97.0%
% variable	7.5%	1.1%	3.0%
Average rate	2.5%	4.3%	3.8%
Average maturity (years)	3	19	14

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	EUR -4.1 billion
Borrowings and other	EUR 3.4 billion
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -0.7 billion**

LIQUIDITY*

(EUR million)	MAR-24
Cash and cash equivalents	4,105
Undrawn credit lines	787
Others	16
Total Liquidity ex-infrastructure projects	**4,908**

DEBT MATURITIES (EUR million)

2024*	2025	2026	> 2027
802	754	793	1,060

(*) In 2024, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at March 31st, 2024, had a carrying amount of EUR 485 million (3.94% average rate) and maturing in 2024.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

**Others ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

***Others infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

8

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)** (*) In April 2024, Ferrovial has received EUR 176 million related to Amey’s vendor loan following its divestment closed in 2022. (**) Due to rounding, numbers may not add up precisely. Short- and long- term borrowings and Others ex-infrastructure project companies EUR 3,464 million Change in short and long-term borrowings (EUR -11 million) EUR 3,438 million Other Changes in Consolidated Net Debt (EUR -15 million) Consolidated Net Debt of ex- infrastructure project companies EUR -1,121 million EUR -667 million Ferrovial’s consolidated net debt includes Budimex’s consolidated net debt at 100% that reached EUR -864 million in December 2023 and EUR -924 million in March 2024. Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,105 million in March 2024 vs. EUR 4,584 million in December 2023. Main drivers of this change were: • Dividends from projects: EUR 16 million, including EUR 6 million from Toll Roads dividends and EUR 10 million from a loan repayment of a Budimex’s project. • Construction Operating Cash Flow (ex-tax payment, ex-dividends): EUR 3 million with Budimex showing strong performance on the back of outstanding profitability and working capital. • Tax payments reached EUR -66 million, including EUR -25 million of withholding tax on dividends paid from Canada, along with the corporate income tax and the tax rates of subsidiaries operating in other jurisdictions. • Investments stood at EUR -143 million, mainly related to the airports division including EUR -74 million of equity invested in NTO, together with EUR -47 million invested in AGS to refinance its existing debt facility. • Interest received and other investing activities Cash flows reached EUR 55 million. • Shareholder Remuneration: EUR -254 million of treasury share repurchase on the back of the share buy-back program approved on November 30, 2023. • Other cash flows from (used in) financing activities stood at EUR -49 million, including EUR -20 million from interest flows. • Effect of exchange rate on Cash & Cash equivalents reached EUR 13 million. 9

Appendix I – Shareholder remuneration

SCRIP DIVIDEND

On May 9th, 2024 Ferrovial S.E. announced an interim scrip dividend of EUR 0.3033 per Ferrovial share. The distribution will be payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. There will be no tradeable rights in respect of the scrip dividend.

Ferrovial shares will trade ex-dividend as of 20 May 2024 on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges"), Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam") and Nasdaq's Global Select Market ("Nasdaq"). In compliance with applicable listing requirements, the dividend record date will be 21 May 2024.

The number of existing Ferrovial shares entitled to one new Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 3, 4 and 5 June 2024. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash.

The Ratio and the number of new Ferrovial shares to be issued in connection with the scrip dividend will be announced on 19 June 2024.

Ferrovial shareholders are given the opportunity to indicate their election between cash and new Ferrovial shares, as of 22 May 2024 until:

- 5 June 2024 (5:30 pm Central European Summer Time, "CEST"), in relation to Ferrovial shares held through a custodian as a participant in (i) Nederlands Centraal Instituut voor Giraal Ef ectenverkeer B.V. ("Euroclear Nederland"), or (ii) Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal ("Iberclear"); and
- 5 June 2024 (5:00 pm Eastern Time, "ET"), in relation to Ferrovial shares held through a custodian as a participant in The Depository Trust Company ("DTC"), or as a holder of shares in registered form directly on the share register of Ferrovial ("Registered Form").

SHARE BUY-BACK AND AMORTIZATION OF SHARES

On 30 November 2023, the Company announced the implementation of a share buy-back program of up to 34 million shares for a maximum amount of EUR 500 million, with the purpose of cancelling the repurchased shares. The program was authorized for the period from 1 December 2023 to 1 May 2024 (both inclusive). On 30 April 2024 the Company announced the termination of this buy-back program. A total of 12,255,493 own shares were repurchased under this program, representing 1.65% of the issued share capital.

The Company held its AGM on April 11, 2024. The AGM authorized the Board, for a period of 18 months from the date of the Shareholders Meeting (up to and including 10 October 2025), to the following:

- Issue shares and grant rights to subscribe for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company's issued share capital at the date of the AGM.
- Limit or exclude pre-emptive rights for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company's issued share capital at the date of the AGM.
- Acquire shares up to a maximum of 10% of the Company's issued share capital at the date of the AGM.
- Cancel shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches.

On April 11, 2024, Ferrovial announced the implementation of a new buy-back program of the Company's own shares. The buy-back program has the following terms:

- Purpose: cancel the Ferrovial shares to be repurchased, reducing the Company's share capital.
- Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the program will exceed 37 million shares, representing approximately 4.995% of Ferrovial's share capital as of the date of the announcement.
- Duration: 2 May 2024 to 31 December 2024 (both included).

Ferrovial held 11,416,951 own shares at end-March 2024. Ferrovial's issued share capital as of 31 March, 2024, was EUR 7,406,883.65 all fully subscribed and paid up. The share capital comprised 740,688,365 ordinary shares of one single class, each with a par value of one-euro cent (EUR0.01).

Appendix II – Shareholder Structure

Ferrovial's SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of March 31st, 2024:



20.6%
8.3%
4.2%
2.4%
3.1%
3.1%
4.6%
5.0%
9.9%
38.9%
R. del Pino Calvo-Sotelo
M. del Pino y Calvo-Sotelo
L. del Pino y Calvo-Sotelo
JP Morgan Chase & Co
HSBC Holding Plc
BlackRock
Bank of America Corporation
Lazard Asset Management
The Children's Investment Master Fund
Free Float

10

Appendix III – Toll Roads details by asset

TOLL ROADS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (ADT)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT 100%	
Global consolidation	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**MAR-24**	**SHARE**
NTE**	9	9	2.2%	63	59	6.9%	56	52	6.4%	88.3%	88.7%	1,147	63.0%
LBJ**	11	10	7.4%	46	40	14.9%	38	32	16.0%	82.6%	81.8%	1,855	54.6%
NTE 35W**/***	12	8	44.7%	66	39	70.7%	58	31	84.7%	87.8%	81.2%	1,495	53.7%
I-77**	10	9	9.0%	21	17	23.4%	14	12	22.5%	68.7%	69.3%	174	72.2%
I-66**	7	6	17.8%	44	25	80.1%	34	17	103.3%	77.2%	68.4%	1,487	55.7%
TOTAL USA				**240**	**179**	**34.1%**	**200**	**145**	**38.1%**			**6,159**	
Autema	17,812	18,447	-3.4%	19	18	1.4%	17	16	1.5%	89.4%	89.3%	588	76.3%
Aravia	37,282	36,186	3.0%	11	11	-3.0%	7	9	-26.3%	64.4%	84.8%	7	100.0%
TOTAL SPAIN				**29**	**29**	**-0.2%**	**23**	**26**	**-8.5%**			**596**	
Azores****		11,276			8			7			87.7%		89.2%
Via Livre				4	4	2.2%	1	1	13.6%	22.6%	20.4%	-5	84.0%
TOTAL PORTUGAL				**4**	**12**	**-68.9%**	**1**	**8**	**-89.5%**			**-5**	
TOTAL HEADQUARTERS AND OTHERS*****				**4**	**3**	**28.2%**	**-21**	**-20**	**-3.5%**			**2**	
TOTAL TOLL ROADS				**277**	**223**	**24.2%**	**203**	**158**	**28.7%**	**73.4%**	**70.8%**	**6,751**	

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.**Traffic in million of transactions. *** NTE 35W includes NTE3C (opened to traffic at the end of June 2023). ****Divestment of Azores completed in December 2023.*****Revenue and Adjusted EBITDA include Headquarters and Others, while Net Debt refers only to Next Move.

TOLL ROADS – EQUITY-ACCOUNTED (FIGURES AT 100%)

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			EBITDA MARGIN		NET DEBT 100%	
Equity accounted	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**VAR.**	**MAR-24**	**MAR-23**	**MAR-24**	**SHARE**
407 ETR (VKT million)	514	480	7.1%	225	203	10.9%	191	167	14.2%	84.7%	82.2%	6,403	43.2%
M4	35,364	34,908	1.3%	9	8	7.5%	5	5	8.6%	57.5%	56.9%	41	20.0%
M3	42,826	42,026	1.9%	3	4	-11.8%	2	2	-13.1%	45.6%	46.3%	17	20.0%
A-66 Benavente Zamora				6	6	3.6%	6	6	1.8%	88.8%	90.4%	143	25.0%
Serrano Park				2	2	-3.4%	1	1	9.3%	73.4%	64.8%	29	50.0%
EMESA				55	45	22.0%	34	26	32.4%	62.3%	57.4%	172	10.0%
Toowoomba				6	7	-5.0%	1	1	-3.4%	22.7%	22.3%	204	40.0%
OSARs				2	13	-87.3%	1	0	n.s.	83.7%	-0.5%	207	50.0%
Zero ByPass (Bratislava)				9	9	-1.1%	8	8	-1.5%	85.7%	86.1%	795	35.0%

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2024/2023	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2024/2023
GBP	0.8549	-2.7%	0.8562	-3.0%
US Dollar	1.0790	-0.5%	1.0857	1.2%
Canadian Dollar	1.4614	-0.3%	1.4638	0.9%
Polish Zloty	4.2898	-8.3%	4.3324	-8.0%
Australian Dollar	1.6553	2.1%	1.6511	5.1%
Indian Rupee	89.8734	0.4%	90.1839	2.2%

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Appendix V – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that we refer to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, we have considered the following non-IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU- IFRS. 1 Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. We reconcile Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. We reconcile Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. 12

The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: Q1 2024 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction business division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt of ex- infrastructure project companies , separated into the following items: 1. change in cash and cash equivalents; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt of ex-infrastructure project companies, including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2024 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2024 Alternative Performance Measures). 13